Exhibit 99.4

August 5, 2019

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, the 2019 Annual General Meeting of Shareholders of Compugen Ltd. (the “Company”) to be held at the Company’s offices at 26 Harokmim Street, Bldg D, Holon, Israel, on September 19, 2019 at 3:00 PM (Israel time) (the “Meeting”) for the following purposes:

1.	To re-elect five (5) directors to serve as members of the Board of Directors; to elect two (2) new directors to serve as members of the Board of Directors;
2.	To increase the Company’s authorized share capital and to amend and restate the Company’s memorandum and articles of association to reflect the same;
3.	To approve an amendment to the Company’s Compensation Policy; and
4.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2019, and until immediately following the next annual general meeting.

At the Meeting, you will also have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2018; this item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the "SEC") on Form 6-K and with the Israeli Securities Authority.

Only shareholders of record at the close of business day on August 12, 2019, the record date for determining those shareholders eligible to vote at the Meeting, are entitled to vote at the Meeting and at any postponements or adjournments thereof. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. ("TASE"), and intends to vote his or her shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices, attention: General Counsel, together with an ownership certificate confirming his or her ownership of the Company's shares on the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six (6) hours before the time set for the Meeting. If applicable, you may request instructions about electronic voting from the TASE member through which you hold your shares.

Execution and return of your proxy will not deprive you of your right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it any time before it is exercised.

Joint holders of shares should take note that, pursuant to Article 37(d) of the Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person, by proxy, by proxy card or by electronic voting, will be accepted to the exclusion of any vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

A proxy will be effective only if it is received at the Company’s office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 3:00 PM Israel time on September 18, 2019), or – in the case of shareholders voting electronically (as described above) – no later than six (6) hours prior to the time of the Meeting (i.e., 9:00 AM (Israel time) on September 19, 2019).

By Order of the Board of Directors,

/s/ Mr. Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel August 5, 2019

PROXY STATEMENT

COMPUGEN LTD.

26 Harokmim Street, Bldg D

Holon, Israel

2019 Annual General Meeting of Shareholders

To be Held on September 19, 2019

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels (“NIS”) 0.01 nominal (par) value per share (“Ordinary Shares” or “Shares”), of Compugen Ltd. (“Compugen” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board” or “Board of Directors”) of proxies for use at the Company’s 2019 Annual General Meeting of Shareholders, or at any adjournment or postponement thereof (the “Meeting”).

The Meeting will be held on September 19, 2019, at 3:00 PM (Israel time), at the Company’s offices at 26 Harokmim Street, Bldg D, Holon, Israel, for the following purposes:

1.	To re-elect five (5) directors to serve as members of the Board of Directors; to elect two (2) new directors to serve as members of the Board of Directors;

2.	To increase the Company’s authorized share capital and to amend and restate the Company’s memorandum and articles of association to reflect the same;

3.	To approve an amendment to the Company’s Compensation Policy; and

4.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2019, and until immediately following the next annual general meeting.

In addition, at the Meeting, shareholders will also have an opportunity to receive and consider the auditors' report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2018. This item will not involve a vote of the shareholders.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K and with the Israeli Securities Authority.

RECORD DATE AND VOTING RIGHTS

Only holders of record of Ordinary Shares at the close of business on Thursday, August 12, 2019, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof. At such time, each issued and outstanding Ordinary Share will be entitled to one vote upon each of the matters to be presented at the Meeting.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted "FOR" any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

Shareholders whose shares are registered with a member of the TASE should deliver or mail (via registered mail) their completed proxy to the Company’s office, attention: General Counsel, together with an ownership certificate confirming his or her share ownership as of the record date, which certificate must be approved by a recognized financial institution, i.e. that TASE member through which he or she hold their shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requested. Such a request must be made in advance for a particular securities account. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority up to six (6) hours before the time set for the Meeting. If applicable, shareholders may request instructions about electronic voting from the TASE member through which they hold their shares.

A proxy will be effective only if it is received at the Company’s office no later than twenty four (24) hours prior to the time of the Meeting (i.e. 3:00 PM Israel time on September 18, 2019), or – in the case of shareholders voting electronically (as described above) – no later than six (6) hours prior to the time of the Meeting (i.e. no later than 9:00 AM (Israel time) on September 19, 2019).

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by: (i) filing with the Company a written notice of revocation or duly executed proxy bearing a later date; (ii) electronically voting at a later date; or (iii) voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company chiefly by mail.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two (2) or more shareholders, present in person, by proxy, by proxy card or by electronic voting, and holding together Ordinary Shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the meeting a quorum is not present, the Meeting shall stand adjourned to October 2, 2019, at the same time and place or to such other later day, time and place as the directors may determine and specify in the publication with respect to such adjourned General Meeting. At such adjourned meeting, any two (2) shareholders present in person, by proxy, by proxy card or by electronic voting, shall constitute a quorum.

BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL

SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of July 31, 2019 regarding (i) persons or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares, (ii) each “office holder”1, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”) of the Company (the “Office Holders”) known to the Company to beneficially own more than 1% of the Company’s issued and outstanding Ordinary Shares; and (iii) all Office Holders as a group.

The information contained in the table below has been obtained from the Company's records or disclosed in public filings with the SEC.

Except where otherwise indicated, and except pursuant to community property laws, we believe, based on information furnished by such owners, that the beneficial owners of the Ordinary Shares listed below have sole investment and voting power with respect to such Shares.

Total “Number of Ordinary Shares Beneficially Owned” in the table below include Shares that may be acquired by an individual or group upon the exercise of options that are either currently exercisable or will become exercisable within 60 days of July 31, 2019.

1 The term “Office Holder” as defined in the Companies Law includes a director, the chief executive officer, an executive vice president, a vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title and any manager who is directly subordinated to the chief executive officer. In addition to the current nine members of our Board, the Company defines an additional eight individuals to be Office Holders.

The shareholders listed below do not have any different voting rights from any of our other shareholders.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Beneficially Owned(1)
ARK Investment Management LLC(2)	7,105,958	11.39%
Anat Cohen-Dayag	1,018,687	1.61%
All Office Holders, including directors, as a group, (consists of 15 persons)	2,774,039	4.27%

(1)	Based upon 62,394,260 Ordinary Shares issued and outstanding as of July 31, 2019.

(2)
Based upon information provided by the shareholder in its Form 13G filed with the SEC on February 14, 2019. With respect to the ordinary shares reported in the Schedule 13G, ARK Investment Management LLC (ARK) is indicated as having (i) sole voting and dispositive power with respect to 6,906,103 ordinary shares, (ii) shared voting power with respect to 56,726 ordinary shares and (iii) shared dispositive power with respect to 199,855 ordinary shares. Furthermore, in such filing ARK indicated aggregate beneficial ownership of 7,105,958 ordinary shares. The address of the principal business office of ARK Investment Management LLC is 3 East 28th Street, 7th Floor, New York, NY 10016.

 For information relating to the remuneration of our five most highly compensated Office Holders with respect to the year ended December 31, 2018, please see "Item 6. Directors, Senior Management and Employees – B. Compensation – Individual Compensation of Covered Office Holders" in our annual report for 2018 on Form 20-F, which was filed with the SEC on March 21, 2019 (File No. 000-30902), or the 2018 20F.

ITEM NO. 1

RE-ELECTION OF FIVE (5) DIRECTORS;

ELECTION OF TWO (2) NEW DIRECTORS

Background

The articles of association of the Company (the “Articles”) provide that the number of directors to serve on our Board shall be no less than five (5) and no more than fourteen (14).

The Board is currently comprised of nine (9) members – all of whom are serving terms that expire at the end of the Meeting, and out of which seven (7) members stand for re-election or election for a further term of service.

Directors are generally elected at each annual general meeting for a term starting at such meeting and until the conclusion of the next annual general meeting of shareholders and, in accordance with our Articles, may also be appointed by our Board in between annual general meetings.

General

Election

At the Meeting, seven (7) of the Company's current nine (9) directors are candidates for election or re-election. Following the recommendation of our Nomination and Corporate Governance Committee to the Board in accordance with Rule 5605(e) of the Nasdaq Marketplace Rules, it is proposed that Dr. Anat Cohen-Dayag, Mr. Gilead Halevy, Ms. Kinneret Livnat Savitzky, Mr. Paul Sekhri and Mr. Sandy Zweifach be re-elected as directors and that Dr. Jean-Pierre Bizzari and Mr. Eran Perry be elected as directors. If re-elected, or elected, as applicable, each nominated director will serve for a term ending on the date of the 2020 annual general meeting.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. All candidates for election as directors at the Meeting have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as directors of the Company. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The following are brief biographies of each of the seven (7) nominees, based upon the records of the Company and information furnished to it by them:

Paul Sekhri joined Compugen’s Board of Directors as its Chairman in October 2017. Paul Sekhri was appointed the President and CEO of eGenesis, Inc. in January 2019. Prior to joining eGenesis, Inc, Mr. Sekhri served as President and CEO of Lycera Corp. from February 2015 through December 2018.  From April 2014 through January 2015, Mr. Sekhri served as Senior Vice President, Integrated Care for Sanofi. From May 2013 through March 2014, Mr. Sekhri served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries, Ltd. Prior to joining Teva, Mr. Sekhri spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004 to 2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. Mr. Sekhri’s first role at Novartis was as Global Head, Early Commercial Development. Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology. Mr. Sekhri is currently a member of the Board of Directors of Veeva Systems Inc., Ipsen S.A., Chairman of the Board of Supervisory Directors of Pharming N.V. and Topas Therapeutics GmbH, and Chairman of the Board of Petra Pharma. Additionally, Mr. Sekhri is on the Board of Directors of the TB Alliance, and, as an avid classical music enthusiast, is on the Boards of The Metropolitan Opera, The Knights and the English Concert in America. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall.

Dr. Jean-Pierre Bizzari joined Compugen’s Board of Directors in September 2018. Dr. Bizzari is a world-renowned oncology expert who brings to Compugen over 35 years of broad experience in oncology drug development. Dr. Bizzari served as Executive Vice President and Global Head of Oncology at Celgene Corporation, responsible for Celgene’s clinical development and operations-statistics teams across the United States, Europe and Asia/Japan where he oversaw the development and approval of leading oncology products, including REVLIMID® (lenalidomide), VIDAZA® (azacitidine), ISTODAX® (romidepsin) and ABRAXANE® (nab-paclitaxel). In addition, he was chairman of Celgene’s hematology oncology development committee and a member of the company’s management committee. Prior to Celgene, Dr. Bizzari was the Vice President, Clinical Oncology Development for Sanofi-Aventis (formerly Rhône-Poulenc, Rhône-Poulenc Rorer and Aventis) where he oversaw the approval of Eloxatin® (oxaliplatin), Taxotere® (docetaxel) and Elitek® (rasburicase). Dr. Bizzari joined the pharmaceutical industry in 1983 as Head of Oncology at the Institut de Recherches Internationales SERVIER (France). Dr. Bizzari is a member of the Scientific Advisory Board of the French National Cancer Institute, and the European Organization of Research and Treatment of Cancer and Chairman of the New Drug Advisory Committee. He also serves on the boards of Halozyme Therapeutics, Onxeo, Oxford BioTherapeutics, Pieris Pharmaceuticals, Nordic Nanovector and Transgene. Dr. Bizzari received his medical degree from the Nice Medical School and has trained at the Pitié-Salpêtrière Hospital in Paris, The Ontario Institute for Cancer Research, and The McGill Rosalind and Morris Goodman Cancer Research Centre (formerly the McGill Cancer Center) in Montreal, Canada.

Anat Cohen-Dayag, Ph.D. joined Compugen’s Board of Directors in February 2014. Dr. Cohen-Dayag joined Compugen in 2002 and held various positions. In November 2008, Dr. Cohen-Dayag was appointed as Vice President, Research and Development. In June 2009, Dr. Cohen-Dayag was appointed as co-Chief Executive Officer of Compugen and in March 2010 Dr. Cohen-Dayag was appointed as Compugen’s President and CEO. Prior to joining Compugen, Dr. Cohen-Dayag was head of research and development and member of the Executive Management at Mindsense Biosystems Ltd. Prior to Mindsense Biosystems Ltd., Dr. Cohen-Dayag served as a scientist at the R&D department of Orgenics Ltd. Dr. Cohen-Dayag holds a B.Sc. in Biology from the Ben-Gurion University, Israel, and an M.Sc. in Chemical Immunology and a Ph.D. in Cellular Biology, both from the Weizmann Institute of Science, Israel. Additionally, Dr. Cohen-Dayag is a director of Ramot at Tel-Aviv University Ltd., and a director of the IATI (Israeli Advanced Technologies Industries).

Gilead Halevy joined Compugen’s Board of Directors in June 2018. Mr. Halevy serves as a general partner of Kedma Capital Partners, a leading Israeli private equity fund, of which he is also a founding member, since 2006. Prior to establishing Kedma, Mr. Halevy served as a Director at Giza Venture Capital from 2001 to 2006, where he led investments in communication and information technology companies, and directed Giza’s European business activities. From 1998 to 2001, Mr. Halevy practiced law at White & Case LLP. Mr. Halevy was also a founding member of the White & Case Israel practice group during that time. Mr. Halevy currently serves as chairman of Brand Industries Ltd. (TASE), Carmor Integrated Solutions Ltd., Carmel Wineries; Continuity Software Ltd. and SAL Holdings. Mr. Halevy holds a B.A. in Humanities (multidisciplinary program for exceptional students) and an LL.B. (Magna Cum Laude) both from the Hebrew University of Jerusalem.

Eran Perry joined Compugen’s Board of Directors in July, 2019. Mr. Perry serves as Managing Director and Chairman of the Investment Committee of MII Fund & Labs, a dermatology-focused venture capital fund which he co-founded in 2018. Since 2017, Mr. Perry has been a co-founder and active board member of ICD Pharma, a developer of cannabis-based pharmaceuticals. Mr. Perry is also the co-founder and board member of several pharmaceutical companies including Musli Thyropeutics, Seanergy Dermatology, and Follicle Pharma. From 2006 to 2016, he served as Managing Director and Partner of Israel Healthcare Ventures (IHCV), and represented IHCV in numerous portfolio companies. Prior to IHCV, Mr. Perry was a consultant in McKinsey & Company, serving clients worldwide in the pharmaceutical industry, among others. Prior to that, he was a member of the Global Marketing group at Novartis Oncology.  Before moving to the private sector, Mr. Perry served in the Israeli Ministry of Justice. Mr. Perry holds an MBA from Columbia University, and an LL.B. in Law and a B.Sc. in Mathematics and Computer Science, both from Tel Aviv University.

Kinneret Livnat Savitzky joined Compugen’s Board of Directors in June 2018. Since October 2017, Dr. Livnat Savitzky served as the Interim CEO, since January 2018 as a board member, and since May 2018 also as CEO of FutuRx Ltd., an Israeli biotechnology accelerator established by OrbiMed Israel Partners, Johnson & Johnson Innovation and Takeda Ventures Inc. (the venture group of Takeda Pharmaceutical Company) Dr. Livnat Savitzky also serves on the boards of the following biotechnology or healthcare companies: as an active chairperson in KAHR Medical and as a director in Hadasit Medical Research and Development and DreaMed Diabetes. In addition, Dr. Livnat Savitzky serves as a consultant to other pharmaceutical development companies and related funds. From 2010 to 2016, Dr. Livnat Savitzky served as CEO of BioLineRX Ltd., a Nasdaq-listed drug development company focused on oncology and immunology. During her tenure, BioLineRX signed a strategic collaboration with Novartis as well as licensing agreements with Merck (MSD), Genentech and others.  Prior to being appointed CEO of BioLineRX, Dr. Livnat Savitzky held various R&D management positions at BioLineRX and Compugen. Dr. Livnat Savitzky holds a B.Sc. in Biology from The Hebrew University of Jerusalem, and an M.S.c and Ph.D with distinction in Human Genetics from Tel Aviv University.

Sanford (Sandy) Zweifach joined Compugen’s Board of Directors in June 2018. Mr. Zweifach is the Founder and Chief Executive Officer of Nuvelution Pharma, Inc. since 2015. From 2010 to 2015, Mr. Zweifach served as CEO of Ascendancy Healthcare, Inc., which he also founded. He has also been a Partner at Reedland Capital Partners, a boutique investment bank, from 2005 to 2010, where he headed its life sciences M&A and advisory efforts. From 2003 to 2005, he was CEO of Pathways Diagnostics, a biomarker development company. Mr. Zweifach was a Managing Director/CFO of Bay City Capital, a venture capital/merchant banking firm, specializing in the biotech and the life science industry, where he was responsible for oversight of the firm’s finance department, as well as President of the firm’s M&A and financing division. Prior to this, he was President and CFO of Epoch Biosciences, which was acquired by Nanogen in 2004. Currently, he is a Chairman of Lyric Pharmaceuticals Inc., a director of Realm Therapeutics, Inc., and Chairman of IMIDomics, S.L. Earlier in his career, Mr. Zweifach was a Certified Public Accountant (US) for Coopers & Lybrand and held various investment banking positions focusing on biotech. He received his B.A. in Biology from UC San Diego and an M.S. in Human Physiology from UC Davis.

New Directors

The members of our Board have approved the appointment of each of Dr. Jean-Pierre Bizzari and Mr. Eran Perry, for service as directors and are now recommending that the shareholders approve such appointment, considering their broad experience, ranging from business, therapeutics, financial and board experience. A brief biography for each may be found above. Together, they bring experience from the pharmaceutical and healthcare industries, including with respect to oncology drug development companies, as well as capital markets experience, which support the members' belief that such appointment will, among other benefits to the Company, further enhance and support the anticipated growth and business opportunities of Compugen.

Indemnification, Insurance and Exemption

The Companies Law and our Articles allow the Company to indemnify and insure its Office Holders, including directors, and to exempt them from liability for certain breaches of their duty of care, to the fullest extent permitted by law. Indemnification letters, covering exemption from, indemnification and insurance of liabilities imposed on our Office Holders, including directors, under the Companies Law and the Israeli Securities Law, were approved for any director who may be appointed in the future. Accordingly, such letters were granted to each of the above-mentioned nominees. We currently hold directors' and officers' liability insurance policy for the benefit of all of our Office Holders, including our directors, the terms of which are consistent with the limitations set forth in our compensation policy.

For information relating to the compensation paid to our directors, see "Item 6. Directors, Senior Management and Employees – B. Compensation " in our 2018 20F.

Other than Dr. Cohen-Dayag, our President and CEO, none of the nominated directors have any relationship with the Company. Our Board determined that all of the nominees (except for Dr. Cohen-Dayag) qualify as “independent directors,” as defined by the Nasdaq listing rules, and our Audit Committee determined that they also qualify as “independent directors” pursuant to regulations under the Israeli Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED that:

(a)
Mr. Paul Sekhri be, and he hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2020, and when his successor has been duly elected; and

(b)
Dr. Jean-Pierre Bizzari be, and he hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2020 and when his successor has been duly elected; and

(c)
Dr. Anat Cohen-Dayag be, and she hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2020 and when her successor has been duly elected; and

(d)
Mr. Gilead Halevy be, and he hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2020 and when his successor has been duly elected; and

(e)
Mr. Eran Perry be, and he hereby is, elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2020 and when his successor has been duly elected; and

(f)
Ms. Kinneret Livnat Savitzky be, and she hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2020 and when her successor has been duly elected; and

(g)
Mr. Sandy Zweifach be, and he hereby is, re-elected to serve as a member of the Board of Directors of the Company for a term of approximately one year expiring at the end of the annual general meeting of shareholders of the Company to be held in 2020 and when his successor has been duly elected.”

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of each of the above resolutions.

The election of each of these nominees will be voted upon separately at the Meeting.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

As each of the seven (7) directors who are candidates for re-election or election, as applicable, has a personal interest in the above resolutions regarding his or her election, they refrained from making a recommendation, each with respect to his or her own nomination.

ITEM NO. 2

INCREASE THE COMPANY’S AUTHORIZED SHARE CAPITAL AND AMEND AND RESTATE
THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFLECT THE SAME

Background

Under each of our Memorandum of Association (“Memorandum”) and Articles, there is specification of the Company’s current authorized share capital, which is NIS 1,000,000 (one million New Israeli Shekels) divided into 100,000,000 ordinary shares of a nominal value of NIS 0.01 each.

Such authorized share capital of the Company has been issued throughout its history as well as in the Company's public offerings and private equity issuance of its ordinary shares in 2018. The Company wishes to maintain a sufficient reserve of authorized but unissued ordinary shares available, in order to allow the Company to have sufficient authorized share capital to ensure its future growth and potential future needs, to the extent necessary for various corporate purposes, and to support its ongoing activities and clinical program, including without limitation, by way of offerings of its ordinary shares and the issuance of its ordinary shares in connection with any future corporate strategic transaction or equity grant. Unless the authorized share is increased as requested below – the ability of the Company to perform such actions will be impaired. As of July 31, 2019, the Company had outstanding 62,394,260 ordinary shares.

It is now proposed to increase the Company's authorized share capital from NIS 1,000,000 to NIS 2,000,000 divided into 200,000,000 ordinary shares of a nominal value of NIS 0.01 each, by amending Section 4 of the Memorandum and Section 5 of the Articles to reflect such increase.

The Memorandum and Articles, including the revised authorized share capital, are attached as Annexes A1 (the Memorandum in Hebrew), A2 (the Memorandum in English) and A3 (the Articles), respectively, to this Proxy Statement.

It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, to increase the Company’s authorized share capital by NIS 1,000,000 (one million New Israeli Shekels), to NIS 2,000,000 (two million New Israeli Shekels) divided into 200,000,000 (two hundred million) Ordinary Shares, of a nominal value of NIS 0.01 each, and to amend and restate the Company’s Memorandum and Articles to reflect the same, as set forth in Annexes A1 (the Memorandum in Hebrew), A2 (the Memorandum in English) and A3 (the Articles), respectively, to the Proxy Statement.”

Required Vote

An affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 3

AMENDMENT TO THE COMPANY’S COMPENSATION POLICY

As required under the Companies Law, the Company maintains a compensation policy which provides a framework for terms of office and employment of our Office Holders, including compensation, equity awards, severance and other benefits, the grant of an exemption from liability, insurance, and an undertaking to indemnify or indemnification. The adoption of the Company’s Compensation Policy was originally approved by our Shareholders on September 17, 2013, and amendments were subsequently approved on July 29, 2015 and on October 19, 2017 (the “Compensation Policy”). The Companies Law also requires that the Compensation Policy be reviewed from time to time by the Compensation Committee and the Board, to consider its adequacy and propose amendments to the extent it finds that the Compensation Policy is inadequate or should otherwise be amended.

Our Compensation Policy provides, among other things, that the Company purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its current and future Office Holders (“D&O Insurance”), to the maximum extent permitted by law, of up to US$50 million and the annual premium shall be up to US$350,000, and will include coverage with respect to any public offering of shares or other securities of the Company. In addition, such insurance coverage may include “run-off” provisions covering an Office Holder’s liability following termination of service or employment. The Compensation Policy authorizes our Compensation Committee to increase the coverage purchased, and/or the premium paid for such policies if such increase exceeds the defined caps set forth above by up to 20% (beyond such caps) in any year, as compared to the previous year, or cumulatively for a number of years, without additional shareholders’ approval, if and to the extent permitted under the Companies Law. Due to an increased number of lawsuits against U.S. listed companies, specifically securities law class actions, and significant payments made recently by insurance companies to settle such claims and actions, our external insurance advisor indicated that current trends in the D&O Insurance markets show that (i) fewer insurance companies are offering D&O Insurance for Israeli U.S. listed companies, and (ii) the premiums for such policies have significantly increased market wide, and are currently well beyond the cap currently in our Compensation Policy. These trends result in Compugen’s premium limitations under the Compensation Policy to be inadequate.

Therefore, our Compensation Committee and Board have approved, subject to shareholder approval, an amendment to the Compensation Policy according to which, the cap under the Compensation Policy with respect to the premium paid for D&O Insurance, shall be up to $900,000 per year, to align such cap to current trends in the D&O Insurance market, and to ensure adequate coverage to the extent permitted by law.

In their review and approval of the proposed amendment to the Compensation Policy detailed above, our Compensation Committee and the Board took into account, among others, the considerations, principles and provisions set forth in the Companies Law.

Other than the foregoing increase in the cap under the Compensation Policy with respect to the annual premium paid for the Company’s D&O Insurance, the terms of the Compensation Policy shall remain as currently in effect.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the amendment to the Compensation Policy with respect to the maximum annual premium paid under the Company’s D&O Insurance policy, as set forth in the Proxy Statement for the 2019 Annual General Meeting be, and hereby is, approved and adopted.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting is required for the approval of the amendment to our Compensation Policy; provided that, the majority of the shares voted in favor of this proposal are not held by "controlling shareholders" or shareholders with "personal interest" in the approval of such proposal, not taking into account any abstention, or that the total number of shares referred to above voted against this proposal, does not exceed two percent of the aggregate voting rights in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other Office Holder, and a person is deemed to have a personal interest if any member of the shareholder’s immediate family, or the immediate family of a shareholder’s spouse, has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Compugen, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or from a matter that is not related to a relationship with a controlling shareholder.

Please note that we consider it highly unlikely that any of our shareholders is a controlling shareholder, or has a personal interest in this proposal. However, as required under Israeli law, the enclosed form of proxy requires that you specifically indicate whether you are, or are not, a controlling shareholder or have a personal interest in this proposal. Without indicating to this effect – we will not be able to count your vote with respect to this proposal.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

ITEM NO. 4

RE-APPOINTMENT OF INDEPENDENT AUDITOR

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company, and that the independent auditor serve in this position until immediately following the date of the next annual general meeting.

General

The Company’s current independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“KFGK”), is hereby being nominated for re-appointment as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2019, and until the next annual general meeting of shareholders.

KFGK has served as the Company independent auditor since 2002 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of KFGK, and have approved and are recommending to shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, and until the next annual general meeting.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, KFGK. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2018 and 2017 were pre-approved by the Audit Committee in accordance with these procedures.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to KFGK for the services rendered in the fiscal years ended December 31, 2018 and 2017:

	2018	2017
Audit Fees	$148,500	$157,500
Audit Related Fees	$90,000	$15,000
Tax Fees	$6,500	$2,500
Total	$245,000	$175,000

“Audit Fees” are fees for professional services rendered by our principal accountant in connection with the integrated audit (including review of internal control over financial reporting) of our consolidated annual financial statements and review of our unaudited interim financial statements;

“Audit Related Fees” are fees for assurance and related services rendered by our principal accountant in connection with the audit and other assignments including consultancy and consents with respect to an underwritten public offering and related prospectus supplements filed with the SEC;

“Tax Fees” are fees for services rendered by our principal accountant in connection with tax compliance, tax advice and tax planning which in year 2018 and 2017 were consultancy relating to withholding tax on payments to foreign suppliers and Annual Israeli tax reports.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be re-appointed as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019, and until the next annual general meeting of shareholders.”

Required Vote

The affirmative vote of a majority of the Ordinary Shares represented and voting on this proposal at the Meeting in person, by proxy, by proxy card or by electronic voting, is required for the approval of the above resolution.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

RECEIPT AND CONSIDERATION OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2018 will be presented. The Company will hold a discussion with respect thereto at the Meeting, as required by the Companies Law.  This item will not involve a vote of the shareholders.

The foregoing auditor's report and the audited consolidated financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2018 (filed with the SEC on March 21, 2019), may be viewed on our website – http://www. http://cgen.com/investors/reports, through the EDGAR website of the SEC at www.sec.gov, through the Israeli Securities Authority's electronic filing system at: http://www.magna.isa.gov.il, or through the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il. None of the auditor's report, audited consolidated financial statements, Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

/s/ Paul Sekhri Paul Sekhri Chairman of the Board Holon, Israel August 5, 2019

Non-Binding Translation from the Hebrew

Annex A2

Companies Ordinance
Memorandum of Association
of a
Company Limited by Shares

Compugen Ltd.
***************

1.	The name of the Company:	קומפיוג'ן בע"מ
COMPUGEN LTD.

2.	The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999.

3.	Members Liability: The liability of each of the members is limited.

4.
Authorized Share Capital:
The share capital of the Company is NIS ~~1,000,000~~2,000,000 (~~One~~ Two Million New Israeli Shekels) divided into 200,000,000 ~~100,000,000~~ (~~One~~ Two Hundred Million) Ordinary Shares NIS 0.01 nominal (par) value each.

The rights attached to each class of shares will be determined in the Company's Articles of Association.

5.
Changes to the Memorandum
The Company may, by a simple majority of the votes cast (abstentions being disregarded), in person, by proxy or by proxy card, or by such other majority as shall be set forth in its Articles of Association from time to time, change its name; change its purposes; increase its registered (authorized) share capital by creation of new shares in such amount and of such nominal (par) values and with such rights, preferences and restrictions as the resolution approving the creation of such shares shall provide; consolidate its share capital (issued or unissued) or any portion thereof and divide it into shares of larger nominal value than the nominal value of its existing shares; subdivide its shares (issued or unissued) or any of them into shares of smaller nominal value; cancel any unissued shares, provided there is no obligation of the Company, including a contingent obligation, to issue them, and reduce in such manner its share capital by the amount of the shares so cancelled; and/or reduce its share capital in any manner subject to any authorization or consent required by law.

6.
We the undersigned are desirous of being formed into a Company in pursuant to this Memorandum of Association and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Annex A3

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF COMPUGEN LTD.
("Articles")
~~July 13, 2017~~September 19, 2019

PRELIMINARY

1.	Company Name The name of the Company is "Compugen Ltd." (the "Company").

2.	Purpose The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999 (the "Companies Law").

3.	Interpretation

(a)
Unless the subject or the context otherwise requires: (i) words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings defined therein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; and (iv) words and expressions importing persons shall include corporate bodies.

(b)	The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

(c)
The specific provisions of these Articles shall supercede the provisions of the Companies Law to the extent permitted under the Companies Law.  With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law shall govern.

4.
Limitation of Liability

The liability of each shareholder for the Company's obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such shareholder.

SHARE CAPITAL

5.	Authorized Share Capital

The share capital of the Company is NIS  ~~1,000,000~~ 2,000,000 (~~one~~ two million New Israeli Shekels) divided into 200,000,000~~100,000,000~~ (~~one~~ two hundred million) Ordinary Shares of a nominal value of NIS 0.01 each (the "Ordinary Shares”).

6.	Ordinary Shares

Ordinary Shares in respect of which all calls have been fully paid shall confer on their holders the right to attend and to vote at, General Meetings (as defined in Article 26(a) below).  Subject to the rights of holders of shares with limited or preferred rights, Ordinary Shares shall confer upon the holders thereof equal rights to receive dividends and to participate in the distribution of the assets of the Company upon its winding-up, in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such dividends are being paid or such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

7.	Increase of Share Capital

The Company may, from time to time, increase its share capital by the creation of new shares.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide.  Except to the extent otherwise provided in the resolution creating such new shares, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

8.	Special Rights; Modifications of Rights

(a)
The Company may, from time to time, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in the resolution pursuant to which such shares are created.

(b)	(i)	If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate general meeting of the holders of the shares of such class.

(ii)
The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate general meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate general meeting shall be two or more shareholders present in person or proxy and holding not less than twenty-five percent (25%) of the issued shares of such class.

(iii)
Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, or the creation of a new class of shares identical to an existing class of shares in all respects shall not be deemed, for purposes of this Article 8(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

9.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)	The Company may, from time to time (subject, however, to the provisions of Article 8(b) hereof and to applicable law):

(i)	consolidate and divide any or all of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii)
subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii)
cancel any shares, which at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)	reduce its share capital in any manner, subject to any authorization or consent required by law.

(b)
With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the board of directors of the Company (the "Board" or the "Board of Directors") may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)	allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem, in the case of redeemable shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)
cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 9(b)(iv).

SHARES

10.	Issuance of Share Certificates; Replacement of Lost Certificates

(a)
Share certificates shall bear the stamp or seal of the Company and shall bear the manual or printed signature of a member of the Board of Directors (a "Director") and/or of any other person or persons authorized thereto by the Board of Directors. In the event that any Director or such other authorized person who has signed or whose printed signature has been placed upon a certificate shall have ceased to be such Director or authorized person before such certificate is issued, it may be issued by the Company with the same effect as if it were such Director or authorized person at the date of issue.

(b)
Each shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares.

(c)
A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register (as defined in Article 24(a) below) in respect of such co-ownership and such delivery shall be deemed sufficient delivery to all co-owners. The Company shall not be obligated to issue more than one share certificate to the joint holders.

(d)
If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors deem fit.

11.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person and the Company shall not be bound by or required to recognize any equitable, contingent, future or partial interest in any shares or any right whatsoever in respect of any shares other than an absolute right in the entirety thereof to the registered holder.

12.
Allotment of Shares

The authorized and unissued shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and at such times, as the Board of Directors may deem fit, and the power to give to any person the option to acquire from the Company any shares, during such time and for such consideration as the Board of Directors may deem fit.

13.
Payment in Installments

If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share or the person(s) entitled thereto.

14.	Calls on Shares

(a)
The Board of Directors may, from time to time, make such calls as it may think appropriate upon shareholders in respect of any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

(b)
Notice of any call shall be given in writing to the shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made; provided however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place.  In the event of a call payable in installments, only one notice thereof need be given.

(c)
If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)
Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe. The Board of Directors shall, however, be at liberty to waive the payment of interest, wholly or in part.  No shareholder shall be entitled to receive any dividend or to exercise any privileges as a shareholder until they have paid all calls for the time being due and payable on every share held by them whether alone or jointly with any other person along with interest and expenses, if any.

(f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

15.
Prepayment

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder's shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors.  The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article 15 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

16.	Forfeiture and Surrender

(a)
If any shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, and subject to the provisions of the Companies Law, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made.  Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys' fees and costs of legal suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)
Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)	Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)
Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

(f)
Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 14(e) above, and the Board of Directors, in its sole discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so.  In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(g)
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 16.

17.	Lien

(a)
Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for such shareholders debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not.  Such lien shall extend to all dividends from time to time declared in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)
The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, or such shareholder's executors or administrators.

(c)
The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the shareholder, such shareholder's executors, administrators or assigns.

18.
Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint a person to execute an instrument of transfer of the shares so sold and cause the purchaser's name to be entered in the Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser's name has been entered in the Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

19.	Redeemable Shares The Company may, subject to the provisions of the Companies Law, issue redeemable shares and redeem the same upon such terms and conditions as determined by the Board of Directors.

TRANSFER OF SHARES

20.
Effectiveness and Registration

Any transfer of shares of the Company which have not been fully paid-up will be subject to the approval of the Board of Directors. The Board of Directors may, at its sole discretion, refuse to approve a transfer of shares as aforesaid, without the need to provide reasoning for its decision. The shares of the Company, which have been fully paid-up are freely transferable.  No transfer of shares shall be registered or, if such approval is required, approved by the Board of Directors, unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent), together with the share certificate(s) (if such have been issued) and such other evidence of title as the Board of Directors may require.  Until the transferee has been registered in the Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.  The Board of Directors, may, from time to time, prescribe a reasonable fee for the registration of a transfer.

21.
The Board of Directors may, in its discretion to the extent it deems necessary, close the Register for registrations of transfers of shares for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company for the period during which the Register is so closed.

TRANSMISSION OF SHARES

22.	Decedents' Shares

(a)
In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 22 (b) have been effectively invoked.

(b)
Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

23.	Receivers and Liquidators

(a)
The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder.

(b)
The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

24.          Register of Shareholders

(a)
The Company shall keep a Register (as defined in this Article 24(a)) in which it may record such information as may be deemed appropriate by the Board of Directors and/or as may be permitted by the Companies Law or these Articles.  In addition, the Company shall record in the Register the following information:

(i)	The names and addresses of the shareholders, the number of shares held by each shareholder and the amount paid or the amount to be considered as paid on the shares of each shareholder;

(ii)	The day each person was registered in the Register as a shareholder;

(iii)	The amounts called, if any, that are due on the shares of each shareholder; and

(iv)	Any other information required by the Companies Law or these Articles to be recorded in the Register.

For the purposes of these Articles the "Register" means the principal register of shareholders of the Company, to be kept in accordance with the Companies Law, and/or, if the Company shall have any additional or branch register(s), any such additional or branch register(s) as the case may be.

(b)
The principal register shall be kept at the registered office of the Company for the time being (the "Office") and, apart from the times the Register is closed in accordance with the provisions of the Companies Law or these Articles, shall be open to the inspection of any shareholder free of charge, and of any other person at such fee as the Company shall determine for each matter, during regular business hours.

(c)
The Register may be closed for such period, if any, as the Board of Directors shall determine from time to time, on the condition that the Register shall not be closed for a period exceeding 30 days during any calendar year; and on the additional condition that the Register shall not be closed unless a notice has been published in accordance with the provisions of the Companies Law, if required.

GENERAL MEETINGS

25.
Annual General Meetings

An annual General Meeting of shareholders shall be held once in every calendar year at such time (to the extent required by the Companies Law, within a period of not more than fifteen (15) months after the last preceding annual General Meeting) and at such place either in the State of Israel or abroad as may be determined by the Board of Directors. Such meetings shall be called "Annual General Meetings".

26.	Special General Meetings

(a)
All general meetings of shareholders of the Company other than Annual General Meetings shall be called "Special General Meetings." A general meeting of shareholders of the Company, whether it is an Annual General Meeting or a Special General Meeting, will be referred to as a "General Meeting".

(b)	The Board of Directors may, whenever it thinks fit, convene a Special General Meeting at such time and place, in the State of Israel or abroad, as may be determined by the Board of Directors.

(c)
The Board of Directors shall be obligated to convene a Special General Meeting, in accordance with the terms of the Companies Law, at such time and place, in the State of Israel or abroad, as may be determined by the Board of Directors.

27.	Convening of General Meetings

(a)	The Company shall not be required to deliver or serve notice ('Hodaa') of General Meetings or of any adjournments thereof to any shareholder.

(b)
Without derogating from the provisions of Article 27(a) above, and subject to applicable law and stock exchange rules and regulations, the Company will publicize the convening of General Meetings in any manner reasonably determined by the Company and any such publication shall be deemed to have been duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion. The date of publication in respect of a General Meeting as set forth in this Article, and the date of the meeting shall be counted as part of the days comprising any notice period with respect to such General Meeting.

(c)
If required under the Companies Law, any shareholder or shareholders, holding at least one percent (1%) of the voting rights in the issued share capital of the Company, may, pursuant to the Companies Law, request that the Board of Directors include a certain item on the agenda of the meeting to be held in the future. In addition, subject to the Companies Law, the Board of Directors may include such item on the agenda only if such request has been submitted to the Company in writing at least eight (8) weeks prior to the date of the meeting (or such shorter period as may be determined by the Board of Directors).

28.
Record Date for General Meetings and Other Action

Notwithstanding any provision of these Articles to the contrary, in order to allow the Company to determine the shareholders entitled to vote at any General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or to take or be the subject to, any other action, the Board of Directors may determine a record date, which shall not be more than forty (40) days (or any longer period permitted under the Companies Law), nor less than four (4) days before the date of such meeting or other action. A determination of shareholders of record entitled to vote at a meeting shall apply to any adjournment of the meeting; provided however, that the Board of Directors may determine a new record date for the adjourned meeting. No persons other than holders of record of shares of the Company as of such record date shall be entitled to participate in and vote at such General Meeting, or to exercise such other right, as the case may be.

PROCEEDINGS AT GENERAL MEETINGS

29.	Participation Only shareholders of record on the record date determined by the Board of Directors pursuant to Article 28 above shall be entitled to participate in and vote at a General Meeting.

30.	Quorum

(a)
Two or more shareholders (not in default in payment of any sum referred to in Article 37 (a) hereof), present in person, by proxy, by proxy card or by electronic voting, and holding shares conferring in the aggregate twenty-five percent (25%) or more of the voting power of the Company, shall constitute a quorum at General Meetings.  No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present within half an hour from the time appointed for the General Meeting.

(b)
If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall stand adjourned to the same day in the following week, at the same time and place or to such other later day, time and place as the Directors may determine and specify in the publication with respect to the General Meeting. It shall not be necessary to give notice of or publicize such adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.  At such adjourned meeting, any number of participants will constitute a quorum (not in default as aforesaid) present in person, by proxy, by proxy card or by electronic voting, shall constitute a quorum; provided, however, that Special General Meeting which was convened by the Board upon the demand of shareholders or Directors then in office, or directly by such shareholders or Directors, in accordance the terms of the Companies Law, shall be cancelled.

(c)	The Board of Directors may determine, at its sole discretion, the matters that may be voted upon at the meeting by proxy card, in addition to the matters listed in Section 87(a) of the Companies Law.

31.
Chairman

The Chairman, if any, of the Board of Directors, or any other director or office holder of the Company which may be designated for this purpose by the Board of Directors, shall preside as Chairman at every General Meeting of the Company.  If there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting such Chairman is not present within thirty (30) minutes after the time fixed for holding the meeting, those present at the meeting shall choose someone present to be Chairman of the meeting.  The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he or she is also a shareholder or such proxy).

32.	Adoption of Resolutions at General Meetings

(a)
Except with respect to matters which require the approval of a special majority under the Companies Law, all resolutions of the shareholders shall be deemed adopted if approved by the holders of a simple majority of the voting power represented at the meeting, in person, by proxy, by proxy card or by electronic voting, and voting thereon. It is hereby clarified that such simple majority of the voting power represented at the meeting is also required to approve any amendment to these Articles of Association.

(b)
Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot.  A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands.  If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.  The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another shareholder may then demand such written ballot.  The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.  All votes properly tendered by proxy card or by electronic voting, as set forth in Articles 37 (c)(iii) and (c)(v), with respect to a given resolution shall be counted for purposes of determining the outcome of any vote with respect to such resolution taken by show of hands or by written ballot.

(c)
A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minutes of the meeting, shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

33.
Manner of the Meeting

The Board of Directors may, at its sole discretion, resolve to enable persons entitled to attend a General Meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the General Meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the General Meeting is satisfied that adequate facilities are available throughout the General Meeting to ensure that shareholders attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and

(c)	be heard by all other persons so present in the same way.

35.	Power to Adjourn

(a)
The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting, or the discussion or resolution in any item on the agenda for the meeting, from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)
It shall not be necessary to give any notice of an adjournment, however, if the meeting is adjourned for thirty (30) days or more, the Company shall publicize the adjournment and the matters to be included on the agenda of the adjourned General Meeting in the same manner in which it announced the convening of the original General Meeting.

36.
Voting Power

Subject to the provisions of Article 37 (a) and subject to the rights of holders of shares with special rights as to voting, every shareholder shall have one vote for each share held by such shareholder of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

37.	Voting Rights

(a)
No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by such shareholder in respect of such shareholder's shares in the Company have been paid.

(b)
A company or other corporate body being a shareholder of the Company may, subject to applicable law, authorize any person to be its representative at any General Meeting of the Company or execute or deliver a proxy on its behalf.  Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power that the latter could have exercised if it were an individual shareholder.  Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

(c)	Any shareholder entitled to vote may vote in one of the following manners:

(i)	personally;

(ii)	by proxy (who need not be a shareholder of the Company);

(iii)	by proxy card, provided it is completed and returned to the Company in accordance with its terms;

(iv)	if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 37 (b); or

(v)
by electronic voting; shareholders who hold shares through members of the Tel Aviv Stock Exchange ("TASE"), may vote electronically via the electronic voting system of the Israel Securities Authority, upon terms and  instructions received from the TASE member through which the shareholder holds his or her shares.

(d)
If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person, by proxy, by proxy card or by electronic voting, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names appear in the Register.

38.	Proxies; Instrument of Appointment

(a)	The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

"I ____________ (Name of Shareholder)  of __________ (Address of Shareholder) being a shareholder of Compugen Ltd. hereby appoint ______________ (Name of Proxy) of ____________ (Address of Proxy) as my proxy to participate and vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of _______, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

_________________________

(Signature of Appointer)"

or in any usual or common form or in such other form as may be approved by the Board of Directors, including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy.  It shall be duly signed by the appointer or his duly authorized attorney, which signature shall be confirmed by an advocate or notary or bank or in any other manner acceptable to the Chairman of the meeting or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) not less than twenty four (24) hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.

(b)
Proxy cards shall be in such form, and substance, as shall be prescribed by the Board of Directors.  Proxy cards shall be completed and delivered to the Company (at its Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) in accordance with its terms.

(c)
A vote cast pursuant to an instrument appointing a proxy or by proxy card, or pursuant to electronic voting, shall be valid notwithstanding the death, liquidation or winding-up of the appointing or voting shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or vote, or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up, revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing or voting shareholder, if present in person at said meeting, may revoke the appointment or the electronic voting by means of a written or verbal notification to the Chairman, or otherwise.

(d)
An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman of the meeting, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under this Article 38 (e) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 38 (e) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such shareholder of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 38 (e) at or prior to the time such vote was cast.

(e)
Without derogating from any of the above, if a shareholder voted in more than one way, his latest vote shall be counted; for this purpose: (a) the date on the proxy card shall be deemed the voting date; and (b) a vote cast by the shareholder himself or by his proxy shall be deemed later to his vote by proxy card or by electronic voting.

BOARD OF DIRECTORS

39.	Powers of Board of Directors

(a)
General. The Board of Directors shall determine the Company's policies, oversee the activities of the chief executive officer (the "Chief Executive Officer"), and take such other actions as are described in Section 92 of the Companies Law.  The Board of Directors shall be empowered to exercise any power of the Company not conferred by the Companies Law or by these Articles on any other organ of the Company.  The authority conferred on the Board of Directors by this Article 39 shall be subject to the provisions of the Companies Law and these Articles.

(b)
Borrowing Power.  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)
Reserves.  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or re-designate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may deem fit from time to time.

40.	Exercise of Powers of Directors

(a)
A meeting of the Board of Directors at which a quorum is present, whether in person or by any other means by which the Directors may hear each other simultaneously, shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)
A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present and entitled to vote when such resolution is put to a vote and voting thereon.

(c)
A resolution in writing signed by all of the Directors or members of a Committee of the Board of Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Board of Directors)  or to which all of such Directors have agreed in writing or given their oral consent by telephone (provided that in such event, a written summary thereof has been approved and signed by the Chairman of the Board of Directors of the Company) shall be deemed to have been unanimously adopted by a meeting of the Board of Directors or any Committee thereof duly convened and held.

41.	Audit Committee
(a)
The Board of Directors shall appoint an Audit Committee.  The composition of the Audit Committee shall, to the extent required, be in compliance with the Companies Law and with the rules of any stock exchange on which the shares of the Company are traded.

(b)	The duties of the Audit Committee shall be as provided by applicable law and/or applicable rules of any stock exchange on which the shares of the Company are traded and shall include:

(i)
to detect any deficiencies in the business management of the Company, by among other things consulting with the Company’s internal auditor and independent auditors, and to propose to the Board of Directors ways of correcting these deficiencies; and

(ii)	to decide whether to approve actions and transactions requiring approval of the Audit Committee pursuant to the Companies Law.

42.	Delegation of Powers

(a)
Subject to the Companies Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee.  Any committee so formed (in these Articles referred to as a "Committee of the Board of Directors"), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors.  The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article.  Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)
Without derogating from the provisions of Article 55 below, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may deem appropriate, and may terminate the service of any such person.  The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the terms and conditions of employment, of all such persons, and may require security in such cases and in such amounts as it deems appropriate.

(c)
The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may deem fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in them.

43.	Number of Directors The number of Directors shall consist of no less than five (5) Directors and no more than fourteen (14) Directors, unless otherwise resolved by the Annual General Meeting.

44.	Election, Appointment and Removal of Directors

(a)
If at any time, the Company shall be required to appoint independent or external directors as may be required by law (“External Directors”) such directors shall serve on the Board according to the number required by law.  External Directors will be appointed and removed pursuant to and shall be governed by the relevant provisions of the law which applies to External Directors.

(b)
The Directors (other than External Directors) shall be elected and dismissed by a simple majority of the voting power present and voting at an Annual General Meeting.  Subject to the maximum number of Directors provided for in Article 43 above, between Annual General Meetings, the Board of Directors shall be empowered to appoint Directors by a majority vote of the Directors then in office.

(c)
Directors elected at an Annual General Meeting, except External Directors, if applicable, shall hold office until the end of the Annual General Meeting, immediately following the Annual General Meeting at which they were elected and until their successors have been duly elected or until any such Directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below. Directors appointed by the Board pursuant to Article 44(a) above, shall hold office until the end of the immediately following Annual General Meeting or until such Directors' term of office terminates as provided in the Companies Law or due to any of the circumstances set forth in Article 47 below.

(d)	Subject to applicable law, a Director who has ceased to hold office shall be eligible for re-election or re-appointment.

(e)
The term of office of a Director will begin as of the date of the Annual General Meeting at which he was elected or as of the date of the meeting of the Board of Directors at which he was appointed (if appointed by the Board pursuant to Article 44(b) above) or at such later date as is determined in the resolution electing or appointing him or pursuant thereto.

(f)
Notwithstanding anything to the contrary in this Article 44, the shareholders may, at any time, by a resolution adopted by a simple majority of the voting power present and voting at a Special General Meeting, discharge from office any Director, provided such Director is given a reasonable opportunity to state his or her case before the shareholders at the General Meeting and/or appoint a Director (provided that with respect to External Directors, the requirements of the Companies Law are satisfied).

45.
Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or, subject to applicable law, by reason of his having served as a Director in the past.

46.
Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and  may fill any such vacancy in accordance with Article 44(b); provided, however, that if they number less than a majority of the minimum number provided for pursuant to Article 43 hereof or, to the extent applicable, if the number of External Directors falls below the minimum number required, they may only act in an emergency, and must call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the minimum number of Directors provided for pursuant to Article 43 hereof, or, to the extent applicable, the minimum number of External Directors, as the case may be, are in office as a result of said meeting.

47.	Vacation of Office

(a)
The office of a Director shall be vacated by the Director's written resignation.  Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(b)	The Company shall be entitled, at any time, to discharge from office any Director subject to and in accordance with Article 44(f).

(c)
The office of a Director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) his death, or, if the Director is a legal entity, it has adopted a resolution of voluntary liquidation or winding-up, or a liquidation order has been issued with respect thereto; (ii) should he be declared to be legally incompetent; (iii) should he be declared bankrupt; or (iv) as otherwise provided in the Companies Law.

48.
Remuneration of Directors

No Director shall be paid any remuneration by the Company for such Director's services as a Director or for any other services provided to the Company, unless such remuneration has been approved pursuant to the provisions of the Companies Law.

49.
Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any director in which contract or business such director has a personal interest, directly or indirectly; and may enter into any contract or otherwise transact any business with any third party in which contract or business a director has a personal interest, directly or indirectly.

49A.
Alternate Director

Subject to the Companies Law, a Director may from time to time appoint an alternate for himself or herself (an “Alternate Director”), dismiss such Alternate Director and appoint another instead of any Alternate Director whose office has been vacated for any reason, either for a particular meeting or permanently, subject to there being no objection to such appointment by any of the then serving directors. An Alternate Director shall have all the rights and obligations of the appointing Director, excluding the right to appoint an Alternate Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

50.	Meetings

(a)
The Board of Directors shall convene meetings as required to fulfill the needs of the Company, but in any event shall convene at least one meeting in every three month period.  The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors deem fit.  Meetings of the Board of Directors may be held telephonically or by any other means of communication provided that each Director participating in such meeting can hear and be heard by all of the other Directors participating in such meeting.

(b)
The Chairman of the Board of Directors may convene a meeting of the Board of Directors, provided that a notice is delivered a reasonable time prior to the applicable meeting.  Notwithstanding, the Board may convene without prior notice in urgent cases only, if the majority of the Directors has approved to do so.  Subject to the terms of the Companies Law and without derogating from the preceding, the failure to give notice to a Director in the manner required herein may be waived.  The notice of meeting shall include the agenda of the meeting.  Notice of the meetings of the Board of Directors may be given orally, by telephone, by email or be sent to each Director in any other reasonable manner at the last physical or email address or telephone or facsimile number that the Director provided to the Company.

(c)
Upon the receipt of a written request under any of the following circumstances, the Chairman of the Board of Directors shall, and in the absence of a Chairman, any Director receiving such written request shall, convene a meeting of the Board of Directors, but not less than twenty-four (24) hours' notice shall be given of any meeting, unless such notice is waived:

(i)	upon the receipt of a written request from any two Directors, or in the event that there are five or less Directors serving in office at the time, upon the written request of any Director;

(ii)
upon the receipt of a written request from any Director requesting that a meeting be convened and stating that he or she has learned of an alleged violation of the law or of proper business procedure by the Company.

(iii)	upon the receipt of any written request from the Chief Executive Officer of the Company requesting an action of the Board of Directors; or

(iv)	upon the receipt of a written notice from the independent auditor(s) of the Company regarding material flaws in the oversight of the Company's internal accounting methods.

51.
Quorum

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person, or by telephone conference, of a majority of the Directors then in office who are lawfully entitled to participate and vote in the meeting (as conclusively determined by the Chairman of the Board of Directors).

52.	Chairman of the Board of Directors

The Board of Directors shall from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place.  The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if the appointed Chairman is unwilling to take the chair, or if he shall have indicated in advance that he will not be attending, or if at any meeting he is not present within fifteen (15) minutes of the time scheduled for the meeting, the Directors present shall choose one of their number to be the chairman of such meeting.  The office of Chairman shall not entitle such Director to a second or casting vote.

53.
Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

MINUTES

54.	Minutes

(a)
Minutes of each General Meeting and of each meeting of the Board of Directors (or any committee thereof) shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)
Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

CHIEF EXECUTIVE OFFICER

55.	Chief Executive Officer

(a)
The Board of Directors shall from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title).  The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time.  The Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)'s place.

(b)
The Chief Executive Officer(s) shall manage the business of the Company, subject to the policies established by the Board of Directors, such limitations and restrictions as are set forth in these Articles or as the Board of Directors may from time to time prescribe, and the provisions of the Companies Law.

(c)
The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer's employment, subject to the provisions of the Companies Law.

(d)
Subject to the provisions of the Companies Law and provided the Board of Directors has authorized him or her to do so, the Chief Executive Officer of the Company may appoint additional Officer Holders (as such term is defined in the Companies Law) of the Company (other than Directors and Chief Executive Officers), and determine the duties and powers of such Office Holders. The terms and conditions of such Office Holders' employment shall be approved as required by the Companies Law.  The Chief Executive Officer shall notify the Board of Directors of each such appointment at the first meeting of the Board of Directors following such appointment.

EXEMPTION, INDEMNIFICATION AND INSURANCE

57.	Indemnity and Insurance

57.1
Insurance.

Subject to the provisions of the Companies Law, the Company may enter into contracts to insure the liabilities of its Office Holders for any liabilities or expenses incurred by or imposed upon them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company, to the fullest extent permitted by law, including in respect of any liability imposed on any Office Holder with respect to any of the following:

(a)	A breach of the duty of care owed to the Company or to any other person;

(b)
A breach of the duty of loyalty owed to the Company, provided that, the Office Holder acted in good faith and had reasonable grounds to assume that such act would not prejudice the interests of the Company;

(c)	Monetary liabilities or obligations imposed on him in favor of another person.

(d)
A payment which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968 (the "Securities Law") and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorney's fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law.

(e)
Expenses incurred by the Office Holder in connection with a proceeding under Chapter G'1, of the Israel Restrictive Trade Practices Law, 5748-1988 (the "Restrictive Trade Law"), including reasonable litigation expenses, including attorney's fees.

57.2
Indemnification.

Subject to the provisions of the Companies Law, the Company may indemnify any of its Office Holders for all liabilities and expenses incurred by them arising from or as a result of any act (or omission) carried out by them as Office Holders of the Company and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by  law, including, as follows:

(a)	retrospectively; and

(b)	undertake in advance to indemnify the Office Holders to the fullest extent permitted by law, including, as follows:

(i)
For any monetary liabilities or obligations imposed on the Office Holder in favor of another person pursuant to a court judgment, including a compromise judgment or  an arbitrator's decision approved by a court;;

(ii)
For any payments which the Office Holder is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law and expenses the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable litigation expenses, including attorney's fees, or in connection with Article D of Chapter Four of Part Nine of the Companies Law;

(iii)
For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder in consequence of an investigation or proceeding instituted against the Office Holder by an authority that is authorized to conduct such investigation or proceeding, and which was concluded without filing  of an indictment against the Office Holder and without imposing on the Office Holder a financial obligation in lieu of criminal proceedings, or which was concluded without filing of an indictment against the Office Holder but with imposing on such Office Holder a financial obligation in lieu of criminal proceedings in respect of an offense that does not require proof of criminal intent or in connection with a financial sanction;

For the purposes hereof: (i) “a proceeding that concluded without filing an indictment in a matter in respect of which an investigation was conducted”; and (ii) “financial obligation in lieu of a criminal proceeding”, shall have the meanings specified in Section 260(a)(1A) of the Companies Law;

(iv)
For reasonable litigation expenses, including attorney’s fees, incurred by the Office Holder or which the Office Holder is ordered to pay by a court, in a proceeding filed against the Office Holder by the Company or on its behalf or by another person, or in a criminal action of which the Office Holder is acquitted, or in a criminal action in which the Office Holder is convicted of an offense that does not require proof of criminal intent.

(v)	For expenses incurred by the Office Holder in connection with a proceeding under Chapter G'1, of the Restrictive Trade Law, including reasonable litigation expenses, including attorney's fees.

(vi)	For any other liability, obligation or expense indemnifiable or which may from time to time be indemnifiable by law.

provided that: (x) an undertaking in advance to indemnify an Office Holder with respect to the matters specified in Article 57.2(b)(i) above is limited to types of occurrences, which in the opinion of the Board of Directors, in light of the Company's actual activities at the time of the undertaking, are foreseeable and to an amount or to criteria the Board of Directors has determined to be reasonable in the circumstances; and (y) in the undertaking in advance to indemnify an Office Holder, the types of occurrences that the Board of Directors believes to be foreseeable in light of the Company's actual activities at the time the undertaking to indemnify was given are mentioned, as is the amount or criteria that the Board of Directors determined to be reasonable under the circumstances.

57.3
Exemption of Office Holders.

Subject to the provisions of the Companies Law, the Company may, to the fullest extent permitted by law, exempt and release its Office Holders, including in advance, from and against all or part of such Office Holders’ liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company. The Directors of the Company are released and exempt from any and all liability as aforesaid to the fullest extent permitted by law with respect to any such breach, which has been or may be committed.

57.4
The provisions of this Article 57 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, in respect of the procurement of insurance and/or indemnification and/or exculpation, in favor of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder.

57.5
The Company may, as aforesaid, indemnify, insure and exempt from liability any Office Holder to the fullest extent permitted by applicable law. Accordingly: (i) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law expanding the ability of the Company to indemnify, insure or exempt from liability any Office Holder, or expanding the right of any Office Holder to be indemnified, insured or exempted from liability, beyond or in addition to the provisions of these Articles, shall, to the fullest extent possible, automatically and immediately apply to the Office Holders of the Company and be deemed as included in these Articles to the fullest extent permitted by applicable law; and (ii) any amendment to the Companies Law, the Securities Law, the Restrictive Trade Law or any other applicable law adversely affecting the ability of the Company to indemnify, insure or exempt from liability any Office Holder or adversely affecting the right of any Office Holder to be indemnified, insured or exempted from liability as provided for in these Articles shall have no effect post factum and shall not affect the Company's obligations or ability to indemnify, insure or exempt from liability an Office Holder for any act (or omission) carried out prior to such amendment, unless otherwise provided by applicable law.

RIGHTS OF SIGNATURE and RUBBER STAMP

58.	Rights of Signature and Rubber Stamp

(a)
The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company and to further delegate such signatory powers, and the acts and signatures of such person(s) on behalf of the Company, shall bind the Company insofar as such person(s) acted and signed within the scope of such person's authority.

(b)	The Company shall have at least one official rubber stamp.

DIVIDENDS

59.	Declaration of Dividends

(a)
Subject to the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such dividends as may appear to the Board of Directors to be justified by the profits of the Company.  Subject to the Companies Law, the Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

(b)	No dividend shall be paid otherwise than out of the profits of the Company.

60.	Amount Payable by Way of Dividends

(a)
Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up or credited as paid up on account of the shares held at the date so appointed by the Company and in respect of which such dividend is being paid, without regard to the premium paid in excess of the nominal value, if any.  No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

(b)	No dividend shall carry interest against the Company.

61.	Payment in Specie

(a)
A dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by the distribution of specific assets, paid-up shares, debentures or debenture stock of any other company, or in any one or more such ways.

(b)
Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

62.
Implementation of Powers under Articles 60 and 61

For the purpose of giving full effect to any resolution under Articles 60 or 61, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates or make payment in lieu of fractional shares in an amount determined by the Board of Directors, and may determine the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

63.
Deductions from Dividends

The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by such shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter of transaction whatsoever.

64.	Retention of Dividends

(a)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)
The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under these Articles, entitled to become a shareholder, or which any person is, under these Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

65.
Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed.  The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company as a trustee in respect thereof, and any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend, and any such other moneys unclaimed after a period of three (3) years from the date the same were payable, shall be forfeited and shall revert to the Company; provided however, that the Board of Directors may, at its sole discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

66.
Mechanics of Payment

Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may direct in writing.  Every such check shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company.  Every such check shall be sent at the risk of the person entitled to the money represented thereby.

67.
Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS; AUDITORS

68.
Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law.  Such books of account shall be kept at the Office of the Company, or at such other place or places as the Board of Directors may deem appropriate, and they shall always be open to inspection by all Directors.  No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by a resolution of a General Meeting of the Company.

69.	Fiscal Year The Company's fiscal year shall commence on January 1st and end on the following December 31st.

70.
Audit

The Company shall prepare financial statements in accordance with generally accepted accounting principles consistently applied and as required by the Companies Law and any other applicable law.  The Company’s annual financial statements shall be audited for correctness by the Company's auditor and shall be approved and signed by the Board of Directors.

71.	Auditors

(a)
The shareholders of the Company shall appoint an independent auditor(s) of the Company at the Annual General Meeting.  Such appointment shall be in force until the end of the fiscal year for which the appointment is made, or for a longer period if so resolved at the Annual General Meeting, but in no event for a period of more than three fiscal years. Subject to the provisions of the Companies Law, the shareholders of the Company may remove the independent auditor(s) at any time.

(b)	The appointment, authorities, rights and duties of the independent auditor(s) of the Company shall be regulated by applicable law.

(c)
The Audit Committee shall have the authority to fix, in its discretion, the remuneration of the independent auditor(s) and shall bring such to the Board for approval, and the Company shall report to the shareholders on such remuneration at the Annual General Meeting.

DONATIONS

72.	Donations

Subject to applicable law, the Company shall be entitled to donate reasonable amounts to a cause, which the Board of Directors deems worthy, even if such donation is not motivated by business considerations.

NOTICES

73.	Notices

(a)
Without derogating from Article 27 above or Article 73(j) below, any notice or document may be served by the Company upon any shareholder personally or by sending it by mail addressed to such shareholder at such shareholder's address as described in the Register or such other address as such shareholder may have designated in writing for the receipt of notices and documents.  Any notice or document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the Office or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Office.  Any such notice or document shall be deemed to have been served two (2) business days after it has been posted (five (5) business days if sent to a place not located on the same continent as the place from where it was posted), or when actually received by the addressee if sooner than two (2) days or five (5) days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the Chief Executive Officer); provided however, that notice may be sent by e-mail, facsimile or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such e-mail, facsimile or other electronic communication has been sent or when actually received by such shareholder (or by the Company), whichever is earlier.  If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 73 (a).

(b)
All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)
If requested by the Company, each shareholder shall provide the Company with the shareholder's full street and mailing address, as well, if available, with facsimile number and email address. Without derogating from Article 27 above, any shareholder whose address is not described in the Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

(d)	The Company may declare that any document(s) will be delivered or be available for review at the Office or any other place designated by the Board of Directors.

(e)
Whenever it is required to give prior notice or publicize a specified number of days in advance or where a notice or publication is valid for a specified period, the day of the publication or the day of service of the notice shall be included in such count or period.

(f)	Service of notice to a relative of a shareholder living at the same address with him will be deemed service to such shareholder.

(g)
Subject to applicable law, any shareholder, Director or other person entitled to receive notice in accordance with these Articles or law may waive notice, in advance or retroactively, in a particular case or type of case or generally, and if so, notice will be deemed as having been duly served, and all proceedings or actions for which the notice was required will be deemed valid.

(h)
Any person entitled to a share by operation of law or by transfer, transmission or otherwise will be bound by any notice served or by any publication made pursuant to these Articles with respect to such share prior to his being registered in the Register as owner of the shares.

(i)
It shall not be necessary to set forth in detail in any publication as provided for in Article 27(b) above, the full text of any proposed resolutions and a general description of the nature of the matters on the agenda will suffice. The Company shall be entitled, however, but shall be under no obligation to do so, to specify in any publication in respect of a meeting, a place and a time where and when the full text of proposed resolution(s) may be reviewed.

(j)
Notwithstanding anything to the contrary contained herein, the Company may give notice to any shareholder by posting a notice on the Company's website, filing an appropriate periodic report with the SEC, by publishing on one or more international wire services or in one or more newspapers or by publicizing in any other manner reasonably determined by the Company and the date of such posting, filing or other publication shall be deemed the date on which such notice has been served upon such shareholder. Where notice is given by more than one method, it will be deemed served on the earliest of such dates.

(k)
The accidental omission to give notice to any shareholder pursuant to any applicable law or these Articles or the non-receipt of any such notice by any shareholder entitled to receive notice shall not invalidate any action, transaction, resolution or proceedings taken by the Company and/or at or by any General Meeting.

WINDING UP

74.
Winding Up

Subject to the rights of the holders of shares with limited or preferred rights as to liquidation, if the Company is wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the amount paid up or credited as paid up on account of the nominal value of the shares held by them respectively and in respect of which such distribution is being made, without regard to any premium paid in excess of the nominal value, if any.

FORM OF PROXY CARD

COMPUGEN LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 19, 2019

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoints Anat Cohen-Dayag, Ari Krashin and Donna Gershowitz, or any one of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote as designated on the reverse side of this Proxy, all of the Ordinary Shares of Compugen Ltd. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 3:00 p.m., on September 19, 2019, at the offices of the Company, 26 Harokmim Street, Bldg D, Holon, Israel and any adjournment or postponement thereof (the "Meeting").

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).  IF NO SUCH DIRECTIONS ARE MADE, THE FORM OF PROXY WILL BE VOTED "FOR" ALL PROPOSALS AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING AND ANY AND ALL ADJOURNMENTS THEREOF.

 (Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

COMPUGEN LTD.

SEPTEMBER 19, 2019

Please date, sign and mail your proxy card in the envelope provided as soon as possible

_________________________________________________________________________

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
_________________________________________________________________________

1.	To elect seven directors to serve as members of the Board of Directors of the Company	FOR	AGAINST	ABSTAIN
		☐	☐	☐
	Paul Sekhri	☐	☐	☐
	Jean-Pierre Bizzari	☐	☐	☐
	Anat Cohen-Dayag	☐	☐	☐
	Gilead Halevy	☐	☐	☐
	Eran Perry	☐	☐	☐
	Kinneret Livnat Savitzky	☐	☐	☐
	Sanford (Sandy) Zweifach	☐	☐	☐

2.	To increase the Company’s authorized share capital and to amend and restate the Company’s Memorandum and Articles to reflect the same	☐	☐	☐

3.	To approve an amendment to the Company’s Compensation Policy	☐	☐	☐

Do you have a "personal interest" in Item 3?

Under the Companies Law, in general, a person is deemed to have a personal interest if any member of his or her immediate family, or the immediate family of its spouse, has a personal interest in the adoption of the proposal; or if a company, other than Compugen, that is affiliated with such person, has a personal interest in the adoption of the proposal.

Please note - you do not have a personal interest in the adoption of this proposal just because you own our shares.

PLEASE NOTE THAT IT IS UNLIKELY THAT YOU HAVE A PERSONAL INTEREST IN THIS ITEM 3.

		YES	NO

Are you a "controlling shareholder"?
Under the Companies Law, in general, a person will be deemed to be a "controlling shareholder" if that person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company.

PLEASE NOTE THAT IT IS HIGHLY UNLIKELY THAT YOU ARE A CONTROLLING SHAREHOLDER
		YES	NO
4.
To re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst and Young Global), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2019 and until immediately following the next annual general meeting
		☐	☐	☐

2

To change the address on your account, please check the box at right and indicate your new address in the address space above.          ☐
Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder__________________________   Date__________

Signature of Shareholder__________________________   Date__________

NOTE:  Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

3